May 17, 2006

Humphrey Polanen, Chief Executive Officer
Sand Hill IT Security Acquisition Corp.
3000 Sand Hill Road
Building 1, Suite 240
Menlo Park, CA 94025

> **Re: Sand Hill IT Security Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-4**
> **Filed April 25, 2006**
> **File No. 333-130412**

Dear Mr. Polanen,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please add disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law. For example, will you comply with Section 280 of the Delaware General Corporation Law, or instead fall under the provisions of Section 281? Will shareholders vote on the dissolution? Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed.

2. Clarify whether all of your contracts have included waivers that would prevent the party having any right to funds from the trust. If there are not such waivers, state the amount owed, and discuss the indemnification rights by Mr. Polanen. We may have further comment.

Registration Statement Cover Page

3. Please add back the address and telephone number of your principal executive offices, as required by the Form SB-2.

4. We note footnote five to the registration fee table that the fee was previously paid. It appears that only part of the fee was paid previously. Please advise.

Prospectus Cover Page

5. We note your response to comment four of our letter dated April 11, 2006. The prospectus cover page should briefly disclose the issuance of all shares being registered. As such, please revise to disclose the purchase price adjustments in this section.

Questions and Answers, page 1

6. We note your response to comment 12 of our letter dated April 11, 2006. We reissue the comment. The language on page 24 of your final prospectus which states that if you acquire a letter of intent then you "will have an additional six months in which to complete the business combination contemplated by the letter of intent." There are no other business combinations contemplated by the letter of intent. As such, there does not appear to be any other targets for you to consider should this merger fail.

Summary, page 12

7. Please update the disclosure in the prospectus as of the most recent practicable date. For example, we note the statement on page 13 that the URL database encompasses more than 6.5 million websites as of September 30, 2005.

8. We note your response to comments 19 and 20 of our letter dated April 11, 2006 disclosing the "market value" of St. Bernard's outstanding shares based on the current quoted price on the OTCBB. Here and in the appropriate sections, when disclosing the interests of St. Bernard's management and affiliates, please revise to disclose the aggregate price at which they acquired their shares.

Per Share Market Price Information, page 32

9. We reissue prior comment 23 of our letter dated April 11, 2006. Please include the disclosure regarding the number of holders of record for Sand Hill.

Risk Factors, page 33

10. In the second risk factor on page 33, we note that "St. Bernard has a history of losses and negative cash flow." Please revise to clarify that St. Bernard has not been able to achieve profits. Also, we note that there can "be no assurance" that St. Bernard will be profitable. If true, please revise to clarify that there is no indication that St. Bernard will become profitable in the near future based on the history of fluctuating operating losses.

11. In the first risk factor on page 40, we do not understand the use of the word "may" in the subheading. Are there circumstances in which Sand Hill would liquidate and shareholders could receive an amount not less than $6.00 per share and the warrants would not be worthless? Please revise to clarify.

The Merger Proposal, page 50

12. We partially reissue prior comment 25 of our letter dated April 11, 2006. Please supplementally provide us with a copy of the agreement with Trusted Strategies.

13. On page 51, we note that you will have to pay SEG 1.3 percent of the transaction value at the close of the merger, which is estimated at $825,000. Considering SEG was not the finder of St. Bernard, please revise to highlight all the activities performed by SEG pursuant to the agreement. Additionally, this appears to be part of the cost of the search and consummation of a business combination. It appears that you have substantially gone over the expectation disclosed in the IPO prospectus which allocates $825,000 outside of the trust account for the search and consummation. Please revise to disclose when it was decided that you would employ an advisory firm. To the extent that such information was known prior to your IPO, it appears to have been a material cost to a business combination, even if not definite. Please advise.

Sand Hill Reasons for the Merger, page 52

14. We note the supplemental response to comment 26 of our letter dated April 11, 2006. You have supplementally responded that the "refined list" does not represent a "material departure" from your IPO prospectus. It does however provide more detail. Explaining to shareholders of a shell company that you will look at "financial condition" is substantially different than specifying that you were looking for a company with "at least $20 million in annual sales and near breakeven profitability." Please revise to clarify to investors when the company developed the more detailed criteria. Explain the purpose of waiting until after the IPO to provide these criteria.

15. We note the supplemental response to comment 27 of our letter dated April 11, 2006 and reissue the prior comment. Please revise to reconcile the disclosure that

the SME market is underserved and growing, which is an attractive feature, with the first full risk factor on page 36 that there is increasing competition and the market is becoming intensely competitive resulting in pricing pressures.

16. On page 52, you disclose that you did not "quantify or otherwise assign relative weights to specific factors" because they were complex. It is not clear how an evaluation would be too complex for the benefit of your shareholders. Also, you later disclose in the same paragraph that the board "gave considerable weight" to certain "positive factors." Please revise to clarify if that implies that you gave less weight to negative factors.

17. We note "potential negative factors considered" on page 54. All you have done is disclose the negative factors. Please revise to reconcile the positive factors with the negative factors and explain why, in light of the negative factors, you believe this transaction is fair and in the best interest of your shareholders.

18. We note the additional disclosure regarding the private placement made to Ai-Investments in response to comment 57 of our letter dated April 11, 2006. Revise to reconcile how you determined the consideration offered is fair and in the best interest of your shareholders when a recent private placement sold at a substantially lower amount of consideration.

19. We note that a number of financial analyses were made in reviewing whether to approve the merger agreement with St. Bernard. Currently you only provide a detailed discussion of the Enterprise Value/Sales valuation and discounted cash flows valuation. Please clarify whether any other valuation methods were used by the board in reaching its determination to approve the merger.

20. We note that the M & A Advisory Services Agreement with SEG indicates that one of the services to be performed by SEG includes assessing the fair market value of the target and in determining the initial offer for the company to offer the target company. Please disclose and explain whether management relied upon these services in determining the fairness and/or valuation of the transaction. Disclose the valuations relied upon. We note the disclosure that the board estimated the EV/Sales ratios using estimates from SEG. It appears that SEG may have been acting in the capacity of a broker dealer or financial advisor. Please advise whether SEG is registered in either capacity. If not, please provide a legal analysis as to why they are not required to be registered in either capacity. We may have further comment.

21. We note the list of companies that were considered comparable in your determination of enterprise value. We also note that enterprise value is determined by market cap plus debt, minority interest and preferred shares, minus total cash and cash equivalents. Market cap would appear to be affected by a company's profits and its other margins. So that investors can understand the reasonableness of your selection of comparable companies, please revise to

disclose the profitability of the listed companies and explain how they are comparable despite the substantial difference in sales between them and you.

22. Of the companies listed on page 66 in your comparable analysis of past mergers, please revise to disclose the profitability of the acquired companies, if possible.

23. We note your supplemental response to prior comment 29 that you have included the internal forecasts of St. Bernard provided to Sand Hill. We note the reference to these projections but the only projections appear to be the table on page 56. Please clarify whether any other projections provided by St. Bernard were used in the valuation determination.

24. We note that the companies and transactions considered were considered comparable simply because they operate primarily in the IT security industry. Did management consider any IT security companies with sales or assets similar to your company? Consider adding disclosure, if true, indicating that while these companies are in the same industry as your target company, that they have significantly greater sales than your company.

25. Please explain how management used the EV/S multiple to arrive at a range of values for St. Bernard both as a public and private company. Explain the differences in the two calculations.

26. It would appear from the disclosure on page 56 and the fact that St. Bernard's shareholders will own about one-third of the company that the value of the consideration paid is approximately $51.2 million. In light of the range of the discounted cash flow valuation, disclose if St. Bernard is worth at least $51.2 million and how this determination was made. If not, explain why this transaction is fair to your investors.

27. Please revise to elaborate on your disclosure of the discounted cash flow analysis. You show a projection for 2006 and then disclose the valuation range for St. Bernard. Revise to explain the factors that go into your discounted cash flow analysis. The disclosure should be in enough detail that would allow the investors to understand management's view of the transaction and how management arrived at the conclusion that the transaction is in the best interest of shareholders and to recommend the merger.

Material United States Federal Income Tax Consequences of the Merger, page 58

28. We reissue prior comment 36 of our letter dated April 11, 2006. Clearly state in each section of the prospectus where you discuss the tax consequences that this is the opinion of counsel. For example, it is the opinion of _____, counsel that the merger will qualify as a reorganization. For example, we note the disclosure on pages 8, 26 and 59.

29. We reissue prior comment 36 of our letter dated April 11, 2006. Please file a validly executed tax opinion.

Legal Proceedings, page 95

30. Describe the facts underlying the proceedings and the relief sought. Also, state the potential impact this patent infringement suit could have upon the company and add a risk factor, if material.

Management's Discussion and Analysis of Financial Condition and Results of Operations of St. Bernard, page 96

31. We note your response to comment 46 of our letter dated April 11, 2006. We were not able to locate any disclosure regarding BorderWare Technologies. Please advise why your relationship with BorderWare is not material to St. Bernard's operations or revise to include the appropriate disclosure. If it is a material agreement, please file the license agreement as an exhibit.

Directors and Management of the Combined Company Following the Merger, page 122

32. We note your response to comment 51 of our letter dated April 11, 2006. We reissue the comment as you make reference to activities that are beyond five years that is not complete. Either remove such references or revise to elaborate on such disclosure.

33. We note the additional disclosure on page 124 regarding directors' compensation and options to be issued. Please revise to disclose the terms of those options. Also, clarify how options to be granted after the initial grant will be determined.

34. We note the additional disclosure that there are no employment agreements. Please revise to clarify how salaries for this and future periods will be determined.

35. We note the disclosure on page 126 that the options disclosure is based on $1.25, which was the fair market value of St. Bernard's common stock determined in February 2006. Based on the disclosed fair market value in February 2006, St. Bernard would be valued at approximately $29 million. Please revise to reconcile the noted disclosure with your disclosure throughout this document.

Beneficial Ownership of Securities, page 130

36. Please update the beneficial ownership table. The table heading indicates the disclosure is as of September 30, 2005. Also, we note Mr. Johnson owns 95,979 before the merger but will only own 20,979 after the merger. Please explain.

37. We reissue prior comment 57 of our letter dated April 11, 2006. Please disclose the ultimate control person(s) for Sapling LLC.

Change in accountants, page 141

38. We read your revised disclosures in response to our prior comment 63 of our letter dated April 11, 2006. However, you have not included disclosures regarding the existence of any disagreements with Mayer Hoffman McCann P.C to cover the period through the date of declination (October 10, 2005) as required by Item 304(a)(1)(iv) of Regulation S-K. Please revise.

39. Considering the comment above, since the disclosures will be revised please obtain and file an updated Exhibit 16 letter from both former accountants stating whether the accountants agree with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

Other Regulatory

40. Please note the updating requirements for the financial statements as set forth in Rule 3-12(g) of Regulation S-X, and provide current consents of the independent accountants in any amendment.

Form 10-QSB for the quarter ended March 31, 2006

41. We note the disclosure that management "concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or Pamela Howell, who supervised the review of your filing, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

Cc: Gregory Schmitt
       Fax: 214-855-4300